Exhibit B



                                STATE of DELAWARE
                           CERTIFICATE of AMENDMENT of
                          CERTIFICATE of INCORPORATION

o        First:  That at a meeting of the Board of  Directors  of  Vaxcel,  Inc.
         resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and resulting in the entry of Shareholder Consents to Action without a Meeting by the eighty seven percent shareholder of said corporation approving proposed actions. The resolution setting forth the proposed amendment is as follows:

o Resolved, that the Certificate of Incorporation of the corporation be amended by changing Article IV, "Capital Stock" so that, as amended, said Article shall be and read as follows:

              "The total number of shares of stock of all classes that the Corporation shall have authority to issue is 202,000,000 shares, consisting of the following classes:

                  (a) 200,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock");

                  (b) 2,000,000 shares of Series Preferred Stock, $.001 par value per share (the "Preferred Stock")."

o Second: The necessary number of shares as required by statute were voted in favor of the amendment.

o Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

o Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

                                                BY:  /s/ Richard D. Surber
                                                   ------------------------
                                                    President and Director

                                                NAME:    Richard D. Surber



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